EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-127496, 33-44663, 33-26726 and 33-10169) of Cleco Corporation of our report dated June 22, 2010 relating to the financial statements of Cleco Power LLC 401(k) Savings and Investment Plan, which appears in this Form 11-K.

/s/ McElroy, Quirk & Burch
Lake Charles, Louisiana
June 22, 2010